                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                November 20, 2001

                                VIVENDI UNIVERSAL

                             42, AVENUE DE FRIEDLAND
                                   75008 PARIS
                                     FRANCE
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                   Form 20-F     X           Form 40-F
                               -----                     -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes                                No   X
                               -----                     -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Contents: (i) Translation of Vivendi Universal's total revenue information for the third quarter and first nine months of 2001 and 2000 published in BALO (Bulletin Des Annonces Legales Obligatoires), a French newspaper, on November 16, 2001 in accordance with French regulatory requirements; and (ii) Press Release.

                                  EXHIBIT LIST

Exhibit  Description

99.1 Translation of Vivendi Universal's total revenue information for the third quarter and first nine months of 2001 and 2000 published in BALO (Bulletin Des Annonces Legales Obligatoires), a French newspaper, on November 16, 2001 in accordance with French regulatory requirements.

99.2     Press Release.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          VIVENDI UNIVERSAL

                                          By: /s/    George E. Bushnell III
                                              -----------------------------
                                              Name:  George E. Bushnell III
                                              Title:  Vice President

Date:  November 20, 2001